July 23, 2012

VIA EDGAR

Mr. Gabriel Eckstein

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	BroadSoft, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 7, 2012
File No. 001-34777

Dear Mr. Eckstein:

BroadSoft, Inc. (the “Company”) hereby acknowledges it has received comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 16, 2012 with respect to the above-referenced filings (the “Comments”). The Company currently intends to respond to the Comments by August 13, 2012, after the preparation and filing of its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012.

Pursuant to the Staff’s letter, the Company further acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

9737 Washingtonian Blvd, Suite 350 — Gaithersburg, MD 20878 — www.broadsoft.com

Very truly yours,

BROADSOFT, INC.

By:	/s/ James A. Tholen
James A. Tholen
Chief Financial Officer

cc:	Darren K. DeStefano, Cooley LLP

9737 Washingtonian Blvd, Suite 350 — Gaithersburg, MD 20878 — www.broadsoft.com